SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                         --------------------------

                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
        OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.


                     PUERTO RICAN CEMENT COMPANY, INC.
                     (Name of Subject Company (issuer))


                         TRICEM ACQUISITION, CORP.
                   an indirect wholly owned subsidiary of
                            CEMEX, S.A. de C.V.
                    (Names of Filing Persons (offerors))

                         --------------------------

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                         --------------------------

                                745075-10-1

                   (CUSIP Number of Class of Securities)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000

                   (Name, address and telephone number of
                        person authorized to receive
                       notices and communications on
                         behalf of filing persons)

                                 Copies to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                            New York, N.Y. 10036
                          Telephone: 212-735-3000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[_]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



     (Talking Points for Calls from Investors and Investment Analysts)


CEMEX LOGO

                                    PRC
                           Questions and Answers



Q: What are Industry Structure Highlights? Competitors, Installed Capacity, Market Shares?


A: Puerto Rican Cement is the largest of the two domestic cement producers in Puerto Rico. It has an installed cement capacity of 1.4MM metric tpy. PRC has a dry production process.

----------------------------------------------------------------------------
                                          Cement         Sales        Market
                                         Capacity     Volume '01      Share
----------------------------------------------------------------------------
Puerto Rican Cement                        1.40          0.94          50%
Essroc San Juan (Italcementi)              0.70          0.59          32%
Imports                                                  0.33          18%
TOTAL                                      2.10          1.86          100%
----------------------------------------------------------------------------


       PRC's ready-mix operations include 17 plants with national coverage. Sales volume in 2001 was 0.85 MM m3.

       Other businesses include aggregates, paper bags, gypsum, transportation, real estate and a financing company which in 2001 represented less than 4% EBITDA.

Q: What has been the evolution of cement demand in the past years? What is the sales mix bulk vs. bags?

A: Cement demand in Puerto Rico has grown at a CAGR of 3.0% in the 90-01 period. Sales volume in 2001 was 1.9 MM tons.

       55% of cement is sold in bulk.

Q: How does Puerto Rico fit into your Caribbean market? What is your position in the region?

A: CEMEX is a competitive player in the Caribbean market. The addition of PRC to the CEMEX portfolio would further consolidate CEMEX's position in this region.

       Important synergies in procurement, IT, etc., can be achieved by centralizing some of PRC operations into CEMEX's South and Central America & Caribbean operations.

Q: What is the Enterprise Value of the company? What is the valuation multiple you are paying?

A: The offer of $35/share implies an equity value for the company of US$180MM. Considering PRC's current net debt level of US$70MM, its enterprise value is US$250MM.

       For the EV/ton analysis, we are adjusting the EV to reflect only the cement business. We are assuming that on a steady-state basis, the cement business is responsible for 75% of the cash flows of the company, and therefore of the Enterprise Value of the company.

               --------------------------------------------------
               TEV                                            250
               % attributable to cement business              75%
               TEV cement business                            188
               Capacity                                       1.4
               EV / ton                                       134
               --------------------------------------------------

Q: What are the major conditions for the successful completion of the tender offer? What is the timing for the tender offer and for the closing of the transaction?

A: The transaction, which was unanimously approved by all of the directors present at meetings of the boards of both PRC and CEMEX'S subsidiary, TRICEM ACQUISITION, CORP., is subject to tenders in the offer of at least a majority of the outstanding shares of PRC, regulatory approvals, and other customary closing conditions . The tender offer is expected to be launched within the next couple of weeks and last at least 20 business days. Filing of the regulatory approvals (mainly Hart-Scott-Rodino, which applies to the US and not the Caribbean) will be done as early as possible. Closing is expected during the third quarter.